Michael J. Minahan 617.570.1021 mminahan@goodwinprocter.com	Goodwin Procter LLP Counselors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

November 20, 2015

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Lisa M. Kohl

Re:                             AquaVenture Holdings LLC
Registration Statement on Form S-1
Filed September 25, 2015
CIK No. 0001422841

File No. 333-207142

Dear Ms. Kohl:

This letter is confidentially submitted on behalf of AquaVenture Holdings LLC (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s filing of its Registration Statement on Form S-1 (File No. 333-207142) on September 25, 2015 (the “Registration Statement”), as set forth in the Staff’s letter dated October 15, 2015 (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

Our Company, page 1

1.              We note your response to our comment 8. Please separately identify the countries in which you are currently conducting desalination operations and which regions and countries are under development. Please also disclose the countries in which you are currently generating revenue to put your statement that “[you] offer your solutions in North America, the Caribbean, Latin America and the Middle East” into context. Further, please disclose the information provided in response to our comment 8 in the prospectus.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 1, 56, 94, 104 and 106 in response to the Staff’s comment.

Strong Competitive Position Supported by Long-term Customer Relationships, page 5

2.              We note your response to comment 13 and your amended disclosure. Please disclose the measure by which you believe you are one of the largest POU providers.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on pages 6 and 97 in response to the Staff’s comment.

Summary

LLC Conversion, page 10

3.              We note your response to comment 19. You state in your response that AquaVenture Holdings LLC does not pay U.S. income taxes, and that AquaVenture Holdings N.V. is not expected to be subject to U.S. income taxes. Please tell us whether you will become subject to income taxes in any jurisdiction due to the LLC conversion that you were previously not subject to.

RESPONSE: The Company supplementally advises the Staff that the Company intends to operate AquaVenture Holdings N.V. (which will be the registrant) in a manner that will not cause it to be subject to income taxes in any jurisdiction as a result of exemptions and other provisions of applicable tax laws. If operated as intended, much like the Company historically, the Company does not currently expect AquaVenture Holdings N.V. to incur income tax liability.  AquaVenture Holdings N.V., however, will be subject to income and other taxes in relevant jurisdictions based on its operations and applicable law. Ultimately, whether AquaVenture Holdings N.V. incurs income tax liability in any period will depend on its operations and activities and applicable law.

Management’s Discussion and Analysis of Financial Condition and Operating Results

Results of Operations

Comparison of Three Months Ended March 31, 2014 and 2015, page 76

4.              We note your response to comment 30 and the revisions made to your discussion and analysis of your revenues for the years ended December 31, 2014 and 2013. Please also revise your disclosure for the six months ended June 30, 2015 and 2014 to provide a discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosures on page 78 in response to the Staff’s comment.

Our Strategy, page 96

5.              We note your statement here and on page 7 that your Quench platform benefits from significant economies of scale. Please discuss these economies of scale and why you believe they will continue as the business expands.

RESPONSE: The Company respectfully advises the Staff that its Quench platform benefits from significant economies of scale, because growth in Quench revenue (whether organic or acquisition-related) will not require proportional growth in either cost of goods sold or selling, general and administrative costs.

In the area of cost of goods sold for the Quench platform, the Company’s investment in centralized services (such as operations management, information technology, dispatch, technician support, vendor management, logistics and distribution), and in infrastructure (such as distribution centers, refurbishment operations and storage facilities), enables it to add revenue without having to add proportionally to its costs. As the Quench business grows, the Company believes that increased density of installed units in a given territory improves technician productivity by reducing the average distance travelled between service calls, thus reducing direct labor, vehicle and fuel costs per rental asset. In addition, as the volume of the Company’s purchases increases, the Company believes that it will receive better pricing and terms from its suppliers.

In the area of selling, general and administrative expenses for the Quench platform, the Company’s investment in centralized services (such as executives, finance, accounting, collections, administration, information technology, sales operations, customer service and marketing) and in infrastructure (such as facilities), enables the Quench business to add revenue without having to add proportionally to its costs.

Index to Financial Statements, page F-1

6.              We note your response to comment 34. Please tell us whether any operations have commenced at AquaVenture Holdings N.V. and whether it currently holds, or will hold, any assets or liabilities (other than a nominal amount), prior to the expected contribution from AquaVenture Holdings LLC.

RESPONSE: The Company respectfully advises the Staff that AquaVenture Holdings N.V. was created in January 2014 and since that time has served as a direct or indirect holding company for 100% of the common stock of the foreign operating subsidiaries of the consolidated group.  These foreign operating subsidiaries conduct operations of the Seven Seas Water reportable segment. No operations have been or are conducted by AquaVenture Holdings N.V.

AquaVenture Holdings LLC wholly owns AquaVenture Holdings N.V., Quench USA Inc. and Seven Seas Water Corporation. Quench USA Inc. operates the Quench reportable segment while Seven Seas Water Corporation provides various back office functions for, and is included in, the Seven Seas Water reportable segment.

As discussed previously in response to comment 34 in the Staff’s letter dated September 11, 2015,  the Company’s expects that AquaVenture Holdings LLC will contribute to AquaVenture Holdings N.V. the stock of Quench USA, Inc. and Seven Seas Water Corporation and all cash and other remaining assets and liabilities (other than the shares of AquaVenture Holdings N.V. that the Company holds) as an additional capital contribution before any preliminary prospectuses are used. As a result, before the preliminary prospectuses are used, AquaVenture Holdings N.V. will hold all of the assets and liabilities that AquaVenture Holdings LLC currently holds.

Since the post-contribution company will mirror that of the pre-contribution company for financial statement purposes, the Company intends to revise the AquaVenture Holdings LLC financial statements included in the Registration Statement to disclose the contribution and the resulting reorganization as a subsequent event and the financial statements will be retitled as AquaVenture Holdings N.V.’s financial statements.

AquaVenture Holdings LLC

Notes to the Unaudited Condense Consolidated Financial Statements

3. Business Combinations

Biwater (BVI) Holdings Limited, page F-8

7.              You disclose on page F-9 that you assigned value to long-term contract costs based on the excess cost over net assets acquired to the Company to acquire the contract, and include similar disclosure on page F-12 under “Long term Contract Costs.” Please tell us how you determined this represented the fair value of the long-term contract costs acquired as well as the valuation technique or techniques you utilized and related significant inputs you used to measure said fair value citing relevant accounting guidance. Please be detailed in your response.

RESPONSE: The Company respectfully advises the Staff that, as indicated on page F-9, the analysis on the purchase price allocation and on the fair value of the long-term contract costs are preliminary. The Company has engaged a third-party valuation specialist to assist with calculating the fair value of the long-term contract costs which will be reflected in the financial statements and footnotes upon completion. The Company has revised the disclosure on page F-9 and page F-13 accordingly to remove references to “excess cost over net assets acquired.”

Notes to the Consolidated Financial Statements

2. Summary of Significant Accounting Policies

Adoption of New Accounting Pronouncements, page F-40

8.              We note in your response to comment 41 that you determined only one contract existed with a public-sector entity that met the applicable conditions to fall within the scope of ASC 853. However, after noting similarities in the descriptions of all desalination plants within your Seven Seas Water platform, it remains unclear from your response why only one contract fell within the scope of ASC 853. For each of your significant desalination contracts, please provide us with your analysis of the relevant contract terms that caused each contract to fall inside or outside the scope of ASC 853. Please group types of contracts for the purpose of this comment to the extent the contract terms are materially consistent.

RESPONSE: The Company respectfully advises the Staff that the Company has provided the following analysis summarizing the Company’s conclusions on whether or not its significant desalination contracts fell within the scope of ASC 853 upon adoption of the standard. In accordance with ASC 853, all of the following conditions must be met to be accounted for as a service concession arrangement: (i) the arrangement is entered into with a public-sector entity grantor; (ii) the grantor controls or has the ability to modify or approve the services that the operating entity must provide with the infrastructure, to whom it must provide them, and at what price; and (iii) the grantor controls, through ownership, beneficial entitlement, or otherwise, any residual interest in the infrastructure at the end of the term of the arrangement. The Company’s analysis of the significant desalination contracts, which are identified on page 102, is as follows:

Conditions Required to be Met:
Significant Contract	Contracting Party	(i) Public- sector entity grantor?	(ii) Grantor controls contract services and terms?	(iii) Grantor controls beneficial entitlement or residual interest?	Service Concession Arrangement ?
Trinidad — Pt. Fortin	WASA	Yes	Yes	No	No
USVI: St. Croix	VIWAPA	Yes	Yes	No	No
USVI: St. Thomas	VIWAPA	Yes	Yes	No	No
USVI: St. Croix	Hovensa LLC	No	Yes	No	No
Curaçao	Curaçao Refinery Utilities	Yes	Yes	No	No
St. Maarten	N.V. GEBE	Yes	Yes	Yes	Yes
Bahamas	Clearview Enterprises Ltd.	No	Yes	No	No

As noted in the table above, at the time of adoption of ASC 853 only one of the Company’s contracts met the conditions of a service concession arrangement. All other contracts were either between the Company and a customer who is not a public-sector entity or the contract does not provide the grantor with beneficial entitlement or residual interest in the assets used to provide the service.

In June 2015, an indirect wholly-owned subsidiary of the Company acquired 100% of the capital stock of Biwater (BVI) Holdings Limited (“Acquiree”). The wholly-owned subsidiary of the Acquiree is a party to a contract to provide water to the island of

Tortola. The Company determined this contract to be a service concession arrangement based on it meeting all conditions noted in ASC 853.

3. Business Combinations

Quench USA Holdings LLC, page F-40

9.              We note your response to comment 42. As previously requested, since the fair value of the Class Q and Class B shares were derived from certain equity transactions with third parties that occurred before the execution of the Contribution agreement, please tell us in detail how you concluded these sales were representative of fair value citing relevant accounting literature guidance in ASC 820. As part of your response, please also address the following:

•                  Please describe to us in detail the valuation technique(s) selected and why you determined they were appropriate. Refer to ASC 820-10-35-24 and -24A;

•                  Please tell us whether you used multiple valuation techniques, and if so, how the fair value determined under each approaches compared with each other. If you did not utilize another technique, please tell us why you concluded the use of one approach was appropriate. Refer to ASC 820-10-35-24B;

•                  You state in your response that the June 6, 2014 and September 4, 2014 issuance of Class B shares for cash was to new and existing shareholders. Please tell us the number of shares that were issued to new and existing shareholders for each issuance and whether the price per share was the same for all shares issued; and

•                  Please tell us how you considered the number of instances of sales of your Class B shares for cash as well as the volume of shares sold in your selection of valuation method and determination of the fair value of shares issued to value the acquired businesses. In this regard, we note you sold 5,254,967 Class B shares for cash on a single date and appear to have utilized the price per share to value 29,036,947 Class Q and 2,829,598 Class B shares issued to effect the Quench acquisition as well as 505,285 Class B shares to in part effect the Atlas acquisition.

Please be detailed in your response and provide any additional information that you believe would assist our understanding.

RESPONSE: The Company respectfully advises the Staff that it believes that the valuation of the shares issued to acquire the Contributor’s assets pursuant to the Contribution Agreement meets ASC 820’s definition of fair value, as it reflects “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  The valuation of those shares was determined using the market approach.  The Company considered other valuation techniques prescribed under ASC 820-10-35 as described below.

The valuation of the Class B and Class Q shares issued pursuant to the Contribution Agreement was the result of lengthy and extensive negotiations among the management and principal stockholders of the Company and the Contributor and the new and potential new investors.  These different groups had significant competing economic interests.

In addition to the shares issued pursuant to the Contribution Agreement, between June and September 2014, the Company issued an aggregate of $36 million of Class B shares for cash in multiple transactions (see details below), a material portion of which were purchased by new investors. All participating new and existing investors paid the same price for same instrument.  These shares were issued in financings and acquisitions that resulted from lengthy and extensive negotiations among the management and principal stockholders of the parties and the new and potential new investors.  These different groups had significant competing economic interests.

The prices paid in these equity transactions supported an equity valuation of the Company of approximately $267 million, which translated into a Class B and Class Q share value of $4.9477 per share.  The Class B and Class Q shares hold the same rights under the Company’s LLC Agreement.

Details regarding the other relatively contemporaneous equity transactions for cash are as follows:

•                  On June 6, 2014, the Company issued 5,254,967 of its Class B shares to new and existing shareholders at a price of $4.9477 per share in cash, raising total proceeds of $26 million. Of that amount:

•                  $5,000,000 (1,010,571 shares) was invested by three investment funds managed by a large mutual fund investor (the “Mutual Fund Investor”), two of which were not previously investors (debt or equity) of the Company

•                  $1,000,000 (202,114 shares) was personally invested by Mr. Hugh Evans, who became a Company director on June 6, 2014 but was not previously an investor (debt or equity) of the Company, the Contributor or Quench

•                  The remaining $20 million (4,042,283 shares) was invested by existing, independent Company shareholders (some of which were institutional private equity funds that had to obtain approvals from the limited partners’ advisory committees of the different investing funds to make their investments).

•                  In connection with the June 2014 Class B financing, the Company was also actively engaged in negotiations with a new institutional private equity investor (the “New Investor”), which at the time was not an investor (debt or equity) of the Company, the Contributor or Quench.  The New Investor was involved in the negotiations of the terms and price of the Class B financing which occurred in June 2014.  After completing its diligence and obtaining its internal approvals, on September 4, 2014, the New Investor purchased 2,408,406 Class B shares at $4.9477 per share, representing a $10,000,000 investment, on the same terms and at the same price as the previous Class B shares issued in June 2014.

A total of 17 investors purchased an aggregate of $36 million of Class B shares for cash between June and September 2014.  Each purchaser paid $4.9477 per share for its shares.  The Company believes that these purchases provide the best indication of the price at which an orderly transaction to sell such shares would take place between market participants at the measurement date under then current market conditions.

In further assessing the reasonableness of the indicated equity value of the Company using a market approach, the Company also considered:

•                  based on the valuation of Quench that had been established in its December 2013 recapitalization and $21 million new equity financing (of which $10 million was invested by the Mutual Fund Investor which was not previously an investor (debt or equity) in Quench), the relative contributions of the Company and Quench implied a Company valuation of approximately $276 million.  Subsequent negotiations reduced that valuation to the $267 million valuation implied by the $4.9477 Class B share price;

•                  the issuance of 505,285 Class B shares valued at $2.5 million, or $4.9477 per share, on June 16, 2014 as part of the consideration for the acquisition of all of the assets of Atlas.  This acquisition resulted from lengthy and extensive negotiations, including negotiations regarding the portion of the consideration to be paid in shares and the value of the Class B shares included (which was expressly stated in the purchase agreement).  The person who ultimately received the Class B shares in connection with the acquisition was not previously an investor (debt or equity) of the Company, the Contributor or Quench;

•                  discounted cash flow analyses, which were ultimately not used because future events (including acquisitions, timing of new contract awards, cost and availability of debt and equity capital for acquisitions, renewal rates for contracts, among others) are difficult to predict and assumptions regarding such factors can cause a wide range of outcomes in the results;

•                  recent comparable transactions, but the Company concluded that there were an inadequate number of such transactions to make this approach reliable;

•                  analyses of comparable public companies to understand how industry subsectors, growth rates, and financial metrics impact valuations.  Because of the differences between businesses of the Company and Quench compared to other potentially comparable public companies (including as to growth rates, business models, margins, geographic profile and recurring revenue from long-term contracts, among others), the Company concluded that this approach lacked sufficient precision due to the significant judgment involved in determining appropriate multiples; and

•                  the cost approaches described under ASC 820-10-55-3D and ASC 820-10-55-3E, which the Company determined were not appropriate under the circumstances.

10.       We note your response to comment 43. Please provide us with your analysis of whether the Quench acquisition was a common control transaction that should be accounted for in accordance with common control transaction guidance within SC 805-50. In your response, please specifically tell us whether any group or groups of shareholders held more than 50% of the voting ownership interest in both AquaVenture and Quench at the time of the acquisition, and contrast the members of each entity’s board of directors. Please be detailed in your analysis as we may have additional comments.

RESPONSE: The Company respectfully advises the Staff that the Company concluded the transaction on June 6, 2014 between AquaVenture and Quench was not a common control transaction as described in ASC 805-50 or EITF 02-5. As part of the analysis, the Company reviewed the ownership/voting interest, composition of the Board of Managers and any related party relationships between significant shareholders and Board of Managers.

Per the limited liability company operating agreements of the Company and Quench (the “LLC Agreements”), shareholders, or members, are only permitted to vote to approve limited enmumerated matters. Control of financial interests of each of the Company and Quench is provided to the Board of Managers per the respective LLC Agreements, which provide the respective Boards with full, complete and exclusive authority, power and discretion to manage and control the business, property and affairs of the applicable company, to make all decisions regarding those matters, and to supervise, direct and control the actions of the officers of the applicable company, and to perform any and all other actions customary or incident to the management of the applicable company’s business, property and affairs.

The Company reviewed member ownership and voting interests immediately before the transaction, noting no member held more than 50% of the shares or voting interests of either the Company or Quench. The significant members of both entities were as follows:

Ownership/Voting Interest

Member	AquaVenture	Quench

Funds affiliated with Element Partners	46%	49%
Virgin Green Fund	9%	12%
Douglas Brown	10%	8%
Advent Morro	7%	3%
Mutual Fund Investor	3%	7%

There was no common ownership beyond the significant members noted above. While common ownership between the Company and Quench existed at the time of the transaction, no one member (after considering immediate family members and the existence of contemporaneous written agreements) controlled the two entities and, thus, common control did not exist.

The composition of the Board of Managers for each entity is specified in its LLC Agreement. The Company’s Board of Managers was composed of nine members.  For the Company’s Board of Managers, Mr. Brown was entitled to designate one member (and he designated himself), Element Partners was entitled to designate one member (and it designated Michael Bevan), and the members holding a majority of the then outstanding shares (voting together) were entitled to designate all other members.  The LLC Agreement specified who the other designees would be (see list below).  Each person or group entitled to designate a member was also entitled to remove or change the person it designated.  All decisions by the Company’s Board of Managers must be approved by a majority of the members, each of whom has one vote (unless a member to be designated by Mr. Brown or Element Partners is not then serving, in which case the other’s member has one additional vote).

Quench’s Board of Managers was composed of five members.  For Quench’s Board of Managers, Mr. Brown was entitled to designate one member (and he designated himself), Element Partners was entitled to designate one member (and it designated Michael Bevan), Virgin Green Fund was entitled to designate one member (and it designated Evan Lovell), and the members holding a majority of the ordinary common shares were entitled to designate all other members.  The LLC Agreement specified only one other designee at the time (Mr. Ibarguen) and no other designees have been designated.  Each person or group entitled to designate a member was also entitled to remove or change the person it designated.  All decisions by Quench’s Board of Managers must be approved by a majority of the members, each of whom has one vote (unless a member to be designated by Mr. Brown, Element Partners or Virgin Green Fund is not then serving, in which case the others’ members share the additional votes).

Before the transaction, the members of the respective Boards of Managers were as follows:

Board of Managers

AquaVenture	Quench

Douglas Brown — Chairman	Douglas Brown
Michael Bevan — Element Partners	Michael Bevan — Element Partners
Evan Lovell — Virgin Green Fund	Evan Lovell — Virgin Green Fund
Cyril Meduna — Advent Morro	Anthony Ibarguen — CEO Quench
Paul Hanrahan — independent
Brian O’Neill — independent
John Curtis — CEO of the Company

Messrs. Hanrahan and O’Neill are not affiliated with Mr. Brown, Element Partners or Virgin Green Fund.

The Company analyzed the relationships in accordance with EITF 02-5. The Company concluded that there was no contemporaneous written evidence of an agreement between members of the respective Boards of Managers for either entity to vote a majority of the entities’ shares in concert. The Company also reviewed the examples of transactions under common control as illustrated in ASC 805-50-15-6, noting none of these examples were similar in nature to the fact pattern between the Company and Quench at the time of transaction.

The Company then reviewed the Company and Quench to determine if either were controlled through a financial interest. Both the Company and Quench were determined to be voting interest entities because the equity at risk was sufficient for each entity to fund its operations; the equity holders possessed the power, through voting rights or election of directors to the Board of Managers, to direct activities that impacted the economic performance of the entity; the equity holders had the obligation to absorb expected losses or receive returns; and each had symmetry between voting rights and economic interests. Through a review of the relationships of both the Company and Quench and the members and Board of Managers of both entities, the Company determined there was no person or group that had a controlling financial interest in either the Company or Quench.

The Company has concluded that the transaction between the Company and Quench was not a common control transaction based on the factors discussed above and the transaction details, which are described in the footnotes to the consolidated financial statements of the Company for the year ended December 31, 2014.

11.       We note your response to comment 44. As you expect a loss of 8.5% of existing customer revenues annually, and based on your disclosure on page F-36 that you amortize finite lived intangible assets on a straight-line basis, please explain to us in detail the basis for your chose method of amortization and why you selected it as opposed to another method. Refer to ASC 350-30-35-6.

RESPONSE: The Company respectfully advises the Staff that the Company will revise its method of amortization for customer relationships to an accelerated basis based on the projected economic value of the asset over its useful life. Accordingly, the accounting policy disclosure on pages F-37 and F-38 have been revised. As the amortization expense for 2014 as calculated under both the straight-line and accelerated basis were materially consistent, the Company will revise the amortization expense recorded on a prospective basis beginning on January 1, 2015.

16. Segment Reporting, page F-68

12.       We note your response to comment 47. Please tell us more about the each of the types of services included in the bulk water, including differences and similarities in the types of services including but not limited to water purity level and contract duration, and whether there are significant economic differences between the various services provided. Please provide examples to support your explanation. In your response, for each type of service included in the bulk water services grouping, please tell us the average contract length and quantify the amount of revenue for the periods presented.

RESPONSE: The Company respectfully advises the Staff that the production of potable and ultrapure water via long-term and emergency contracts accounts for substantially all of our bulk water revenue with the remainder coming from wastewater treatment and other services. The following table shows the average contract length and revenue for the periods presented for the types of services included in bulk water:

	Average Contract Term	Six Months Ended June 30, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Potable Water	16	16,171	30,621	19,027
Emergency Water - Potable	2	—	—	1,685
Ultrapure Water	14	4,405	7,993	6,661
Wastewater Treatment	9	115	212	196
Other	N/A	420	163	166
		21,111	38,989	27,735

The production of both potable and ultrapure water, under long-term and emergency contracts, uses reverse osmosis technology to desalinate water. Seawater reverse osmosis systems for potable water are designed to achieve World Health Organization standards for drinking water, which requires less than 1,667 microsiemens (μS/cm) in conductivity. Ultrapure water, which generally has less than 25 microsiemens in conductivity, requires further processing of drinking water through additional reverse osmosis systems to meet a customer’s contract specific requirements. Generally, the amount of conductivity is proportional to the amount of salts dissolved in water.

The profitability of the Company’s potable, ultrapure, long-term and emergency contracts vary based on, but not limited to, the following: (1) the cost to construct or install the plants; (2) the condition or existence of infrastructure at the site of the plant, including whether there are existing intakes for the source water and outfall for the brine, or whether new ones need to be installed; (3) the type and condition of source water and (4) the commercial provisions and duration of the contract. While ultrapure water requires additional processing and related operating costs, both the Company’s potable and ultrapure water services largely involve the use of the same equipment and technology and both services involve selling bulk water on a wholesale basis to a customer. The Company respectfully advises the Staff that all contracts, whether potable, ultrapure, long-term or emergency based, are priced to provide similar minimum levels of return, generally have a single customer with minimum purchase commitments, have long-term contract durations, use reverse osmosis technology and equipment, and are operated by personnel with similar knowledge and experience.

Wastewater treatment services involve treating the water used by customers before it is released back into the environment or re-used. The Company’s contracts for wastewater treatment are not material and are all currently add-on services to agreements for potable water services with the same employees operating both plants. As a result, profitability for the wastewater treatment is not tracked independent of other bulk water services performed. Similarly, other revenue is for separately charged ancillary services that are related to the sale of bulk water.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan

Michael J. Minahan

Enclosures

cc:                                Douglas R. Brown, AquaVenture Holdings LLC
Anthony Ibarguen, AquaVenture Holdings LLC

Lee Muller, AquaVenture Holdings LLC
Mark H. Burnett, Goodwin Procter LLP

Gregg L. Katz, Goodwin Procter LLP